

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2019

Jonathan Solomon
Chief Executive Officer
BiomX Inc.
7 Pinhas Sapir Street, Floor 2
Ness Ziona, Israel 7414002

      Re: BiomX Inc.
          Registration Statement on Form S-1
          Filed December 13, 2019
          File No. 333-235507

Dear Mr. Solomon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Paul Fischer at 202-551-3415 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Anna Pinedo, Esq.